SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer))

Electronics For Imaging, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

With an Exercise Price Greater Than $10.77 Per Share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

John Ritchie

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,904,989	$273.70

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Electronics For Imaging, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 3,358,639 shares of Electronics For Imaging, Inc. common stock and have an aggregate value of $4,904,989 as of August 28, 2009, calculated using the Black-Scholes-Merton option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $273.70	Filing Party: Electronics for Imaging, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Electronics for Imaging, Inc. (“EFI”) with the Securities and Exchange Commission on August 31, 2009 and subsequently amended on September 10, 2009. The Schedule TO relates to a one-time stock option exchange program pursuant to which EFI is offering certain employees the opportunity to exchange certain options to purchase up to an aggregate of 3,358,639 shares of EFI’s common stock, whether vested or unvested, that were granted under one of EFI’s equity incentive plans (including plans assumed by EFI in connection with mergers and acquisitions) and have a per share exercise price greater than $10.77, as described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments dated August 31, 2009 provided as Exhibit (a)(1)(i) to the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and/or restated, and unaffected items and exhibits are not included herein.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. Item 4(a) of the Schedule TO is hereby amended and supplemented by incorporating therein by reference the information set forth under the heading “Q&A 4, Page 16 of the Offer to Exchange” in the Supplement No. 2 to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, attached hereto as Exhibit (a)(1)(xix).

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

Exhibit Number	Description

(a)(1)(xix)	Supplement No. 2 to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments dated September 18, 2009

(a)(1)(xx)	Email to eligible employees regarding Supplement No. 2 to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated September 18, 2009

(a)(1)(xxi)	Supplemental Q&As for eligible employees in Israel dated September 18, 2009

(a)(1)(xxii)	Email to eligible employees in Israel regarding tax ruling update, dated September 18, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2009	Electronics For Imaging, Inc.

	By:	/s/ Bryan Ko
Name: Bryan Ko
Title: General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated August 31, 2009

(a)(1)(ii)*	Email to all eligible employees from Guy Gecht, EFI’s Chief Executive Officer, dated August 31, 2009

(a)(1)(iii)*	Form of Agreement to Terms of Election

(a)(1)(iv)*	Election Form

(a)(1)(v)*	Form of email confirming receipt of Election Form

(a)(1)(vi)*	Form of email reminder

(a)(1)(vii)*	Screen shots of stock option exchange program election website

(a)(1)(viii)*	Screen shot of stock option exchange intranet page

(a)(1)(ix)*	Employee presentation materials

(a)(1)(x)*	Notification to employees regarding information sessions

(a)(1)(xi)*	Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xii)*	Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in The Netherlands

(a)(1)(xiii)*	Communication from Guy Gecht, EFI’s Chief Executive Officer, to EFI business divisions managers, human resources managers and the investors relations team, dated May 6, 2009 (1)

(a)(1)(xiv)*	Supplement to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments dated September 9, 2009

(a)(1)(xv)*	Email to eligible employees regarding Supplement to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated September 9, 2009

(a)(1)(xvi)*	Supplemental Q&As dated September 9, 2009

(a)(1)(xvii)*	Email to eligible employees in Israel from EFI’s stock option exchange administrator, dated September 9, 2009

(a)(1)(xviii)*	Form of notification email to employees regarding additional information sessions

(a)(1)(xix)	Supplement No. 2 to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments dated September 18, 2009

(a)(1)(xx)	Email to eligible employees regarding Supplement No. 2 to Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated September 18, 2009

(a)(1)(xxi)	Supplemental Q&As for eligible employees in Israel dated September 18, 2009

(a)(1)(xxii)	Email to eligible employees in Israel regarding tax ruling update, dated September 18, 2009

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan (2)

(d)(2)	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan form of restricted stock unit award grant notice and restricted stock unit award agreement (3)

(d)(3)*	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan form of restricted stock unit award grant notice and restricted stock unit award agreement & undertaking - Israeli employees

(d)(4)	Electronics For Imaging, Inc. 1990 Stock Plan (4)

(d)(5)	Electronics For Imaging, Inc. 1990 Stock Plan form of option grant agreement (5)

(d)(6)	Electronics For Imaging, Inc. 1999 Equity Incentive Plan, as amended (6)

(d)(7)	Electronics For Imaging, Inc. 1999 Equity Incentive Plan, as amended, form of stock option agreement (7)

(d)(8)	Splash Technology Holdings, Inc. 1996 Stock Option Plan, as amended (8)

(d)(9)	Splash Technology Holdings, Inc. 1996 Stock Option Plan, as amended, form of notice of grant of stock options and option grant agreement (9)

(d)(10)	Printcafe Software, Inc. 1999 Stock Option/Stock Incentive Plan (10)

(d)(11)	Printcafe Software, Inc. 2000 Stock Incentive Plan (11)

(d)(12)	Printcafe Software, Inc. 2002 Key Executive Stock Incentive Plan (12)

(d)(13)	Printcafe Software, Inc. 2002 Stock Incentive Plan (13)

(d)(14)	T/R Systems, Inc. 1999 Stock Option Plan (14)

(d)(15)	Electronics for Imaging, Inc. 2004 Equity Incentive Plan (15)

(d)(16)	Electronics for Imaging, Inc. 2004 Equity Incentive Plan form of option grant agreement (16)

(d)(17)	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan (17)

(d)(18)	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan form of stock option grant notice and stock option agreement (18)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
(1)	Incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by EFI pursuant to Rule 13e-4 of the Exchange Act (SEC File No. 005-43124) on May 6, 2009.
(2)	Incorporated by reference to Appendix B of EFI’s Proxy Statement (SEC File No. 000-18805) filed with the SEC pursuant to Section 14(a) of the Exchange Act on May 21, 2009.
(3)	Incorporated by reference to Exhibit 10.2 to EFI’s Current Report on Form 8-K (SEC File No. 000-18805) filed with the SEC on August 17, 2009.
(4)	Incorporated by reference to Exhibit 4.1 to EFI’s Registration Statement on Form S-8 (SEC File No. 333-11685) filed with the SEC on September 10, 1996.
(5)	Incorporated by reference to Exhibit 4.2 to EFI’s Registration Statement on Form S-8 (SEC File No. 333-11685) filed with the SEC on September 10, 1996.
(6)	Incorporated by reference to Exhibit 99.1 to EFI’s Registration Statement on Form S-8 (SEC File No. 333-106422) filed with the SEC on June 24, 2003.
(7)	Incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by EFI pursuant to Rule 13e-4 of the Exchange Act (SEC File No. 005-43124) on October 23, 2007.
(8)	Incorporated by reference to Exhibit 10.13 to EFI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 000-18805) filed with the SEC on May 10, 2004.
(9)	Incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by EFI pursuant to Rule 13e-4 of the Exchange Act (SEC File No. 005-43124) on October 23, 2007.
(10)	Incorporated by reference to Exhibit 10.1 to Amendment No.1 to Printcafe Software Inc.’s Registration Statement on Form S-1 (SEC File No. 333-82646) filed with the SEC on March 27, 2002.
(11)	Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Printcafe Software, Inc.’s Registration Statement on Form S-1 (SEC File No. 333-82646) filed with the SEC on March 27, 2002.
(12)	Incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Printcafe Software, Inc.’s Registration Statement on Form S-1 (SEC File No. 333-82646) filed with the SEC on March 27, 2002.
(13)	Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Printcafe Software, Inc.’s Registration Statement on Form S-1 (SEC File No. 333-82646) filed with the SEC on March 27, 2002.
(14)	Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to T/R Systems, Inc.’s Registration Statement on Form S-1 (SEC File No. 333-88439) filed with the SEC on November 10, 1999.
(15)	Incorporated by reference to Exhibit 99.1 to EFI’s Registration Statement on Form S-8 (SEC File No. 333-116548) filed with the SEC on June 16, 2004.
(16)	Incorporated by reference to Exhibit 10.14 to EFI’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 (SEC File No. 000-18805) filed with the SEC on March 16, 2006.
(17)	Incorporated by reference to Appendix B of EFI’s Proxy Statement (SEC File No. 000-18805) filed with the SEC pursuant to Section 14(a) of the Exchange Act on November 14, 2007.
(18)	Incorporated by reference to Exhibit 99.1 to EFI’s Registration Statement on Form S-8 (SEC File No. 333-148197) filed with the SEC on December 20, 2007.